Salomon Brothers Global High Income Fund  Inc. (the "Fund")

Item 77 K

Change in Independent Registered Public Accounting Firms

PricewaterhouseCoopers LLP resigned as the independent registered public accounting firm for the Fund effective upon completion of the audit for the Fund's 2005 fiscal year. The Fund's Audit Committee approved the engagement of KPMG LLP as the Fund's new independent registered public accounting firm for the fiscal year ending May 31, 2006. A majority of the Fund's Board of Directors, including a majority of the independent Directors, approved the appointment of KPMG LLP, subject to the right, of the Fund, by a majority vote of the shareholders at any meeting called for that purpose, to terminate the appointment without penalty.
        The reports of PricewaterhouseCoopers LLP on the Fund's financial statements for each of the last two fiscal years in the period ended May 31, 2005 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with PricewaterhouseCoopers LLP during the Fund's two most recent fiscal years in the period ended May 31, 2005 and any subsequent interim period on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their report on the financial statements for such year.